Investment Offering: up to 100,000 Units of [The Violution], at a price of USD$1.00 per Unit (**the "Offering"**)

Name of Issuer: _Join The Violution LLC _] (the **"Issuer"**)
Company/Organization Type: [_____LLC / Partnership_____]

Jurisdiction of Incorporation/Organization: [_____Nevada_____]
Date of organization/formation: [_____January 2022_____]

Physical address of Issuer:

Street and Number: [_____8022 S Rainbow Blvd_____]
Street 2: [_____Suite 100-443_____]
Town/City: [_____Las Vegas_____]
State: [_____Nevada_____]
Zip Code/Postal Code: [_____89139_____]
Country: [_____USA_____]

Website of Issuer: **www.theviolution.com**

Name of intermediary through which the Offering will be conducted: **Music Benefactors** (the **"Intermediary"**)

CIK number of Intermediary: **0001808550**
SEC file number of Intermediary: **7-231**
CRD number, if applicable of Intermediary: **309083**

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the offering as follows:

(a) **10% of the Total Received Offering Amount* (the "Success Fee")***
(b) **A one-time registration and administration fee of USD$5,000 ("Admin Fee")****
(c) **(i) 2.5% of the Units or (ii) 2.5% of gross revenues generated by Issuer*****
(d) **Third party marketing expenses (the "Marketing Expense")******

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest: **No**

*The Success Fee shall be payable to Intermediary upon (i) the Minimum Threshold being met, and funds disbursed to Issuer, and (ii) any further distribution to Issuer from the Offering, as calculated on a pro-rata basis.

** The Admin Fee is a non-refundable and non-recoupable one-time payment that will be deducted from the funds to be disbursed to Issuer upon the Minimum Threshold being met.

***The choice of this compensation is in Intermediary's discretion

****Marketing Expense is defined as third-party promotions and marketing carried out by Intermediary, solely as it relates to the Offering. The Marketing Expense includes a management fee equal to 10% of the actual marketing money paid by Intermediary for the Offering. The Marketing Expenses shall be payable to Intermediary upon (i) the Minimum Threshold being met, and funds disbursed to Issuer, and (ii) any further distribution to Issuer from the Offering, as calculated on a pro-rata basis.

SECURITY OFFERED

Type of security:	**LLC Class B Membership Interests (the "Units")**
Number of Units offered:	**100,000**
Price per Unit:	**USD$1.00**
Minimum Investment:	**USD$100.00**
Total Offering:	**USD$100,000**
Minimum amount for a successful Offering:	**USD $100,000 ("Minimum Threshold")**
Oversubscription allowed:	**YES**
If **YES**, disclose how oversubscriptions will be allocated:	**First come first serve basis**
Maximum Offering (if different from Total Offering amount):	**USD$1,000,000**
Maximum Units:	**1,000,000**
Deadline to reach the Minimum Threshold:	**August 1, 2022 (the "Offering Deadline")**

NOTE: If the sum of the investment commitments does not equal or exceed the Minimum Threshold of USD$100,000 as of 5:00pm Pacific Coast Time on the Offering Deadline date, no Units or other securities will be sold in the Offering, investment commitments will be cancelled and any committed and/or received funds will be returned.

FINANCIAL SUMMARY

ITEM	2020	2021
Cash and Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Accounts Payable	$0	$0
Short Term Debt	$0	$0
Long Term Debt	$0	$0
Gross revenue	$0	$0
Cost of Goods	$0	$0
Operating Expenses	$0	$0
Taxes Paid	$0	$0
NET INCOME	**$ 0**	**$ 0**

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: **AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC**

OFFERING STATEMENT

Note for completion: *Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.*

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete, or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

1. THE COMPANY

Legal Name of Issuer:	[Join The Violution, LLC]
Doing Business As (dba) if Applicable	[The Violution]
Number of Employees:	[2 partners & 40+ independent contractors)]
Years in Business:	[0]
Tax ID/EIN:	[87-4618671]

2. ELIGIBILITY

Check the box to certify that all the following statements are true for the Issuer:

- €   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- €   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- €   Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- €   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- €   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering statement (or for such shorter period that the issuer was required to file such reports).
- €   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

3. DIRECTORS OF THE COMPANY

Provide the following information about each director (and any persons occupying a similar status or performing a similar function such as Member or Managing Member of an LLC) of the Issuer:

Director or Principal Name: [___Patrik Caccianiga_____]
Position/Title: [___CEO/Owner_____]
Date of Appointment: [___January 2022_____]

4. OFFICERS OF THE COMPANY

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer Name: [___Jennifer Lynn Heilig_____]
Position/Title: [___President/Owner_____]
Date of Appointment: [___January 2022_____]

5. BUSINESS EXPERIENCE

Note: *For each individual listed in 3. and 4. above, please list prior business experience: List past and current employers, titles and dates of positions held during past three years with a brief summary job description:*

Name: [___Patrik Caccianiga_____]

Prior Employers in Last 3 years: [___VMA, LLC_(2017 - present)_____]
[___CEO/Owner_____]
[___Self-Employed_____]

Business Experience: [___Producer, Audio Engineer, Studio Musician and Touring Artist, Mixer & Editor___]
[_____within all VMA music productions and entrepreneur of all things strings.____]
[_ *The Violution - www.theviolution.com*_____]
[_ *EVO Strings - www.evostrings.com*_____]
[_ *Sympholynn - www.sympholynn.com*_____]
[_ *JLynn - www.jlynnviolin.com*_____]

Name: [___Jennifer Lynn Heilig_____]

Prior Employers in Last 3 years: [___VMA , LLC_(2017 - present)_____]
[___President_/ Owner_____]
[___Aerosmith (2019 - present)_____]

Business Experience: [Acoustic / Electric Violinist; Arranger; Recording Artist_____]
[*Personal Website: www.jlynnviolin.com*
]
[Creator & Lead Electric Violinist of The Violution_____]
[*The Violution: www.theviolution.com*_____]
[Performer, Music Contractor; Librarian_____]
[*EVO Strings - www.evostrings.com*_____]
[*Sympholynn - www.sympholynn.com*_____]

6. PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person or entities, that as of the date of the Offering, are beneficial owners of 20 percent or more of the Issuer's outstanding Securities.

Name: [_Patrik Caccianiga_____]
Percentage of the total Securities Held   [_50%_____]

Name: [__Jennifer Lynn Heilig_____]
Percentage of the total Securities Held   [_50%_____]

7. ABOUT THE ISSUER

Please provide an overview of yourself, and your professional activities, just like you would list on your website or social media. Be factual and accurate

Join The Violution, LLC is a music production company based in Las Vegas, Nevada, offering exclusive and unique string productions for all media while promoting "Fashion & Beauty through Music".

From producing records from start to finish to providing contracting services for household names like Journey, to offering live performances, studio recordings, scoring, arranging and more, we are a female-driven company that strives to shift the narrative.

The enterprising forces behind Join The Violution are the pioneers behind our flagship, **The Violution**. CEO / Producer Patrick Caccia and Creator / Lead Violinist JLynn teamed up to deliver a unique world's first — an all-female rock /metal band on electric violins.

https://youtu.be/z4u_iPa2Y7w

About the Creator **JLynn**:

Better known as the "VTAR ⭐" of The Violution, **JLynn** is a highly sought-after multi-genre performer, arranger and recording artist. Rigorous classical training from the young age of six propelled JLynn to graduate with honors from the prestigious Thornton School of Music at the University of Southern California with Bachelor and Master of Music degrees and a Graduate Certificate in Early Music. Her classical training and perfect pitch have led her to branch out to numerous other genres including folk, country, pop, rock, fusion and, most notably, hard rock and heavy metal.

JLynn has played to audiences all across the USA, India, Canada, Australia, Hong Kong, the UAE, Grand Cayman, Cambodia, South America and Mexico. Notable appearances include performing for Chivas Studio with Amaan and Ayaan Ali Khan, appearing with the Foo Fighters at the Grammy Awards, soloing at BlizzCon to an in-house audience of over 27,000 while airing live on DirecTV and performing nightly with Aerosmith for their Deuces are Wild residency in Las Vegas at the MGM Park Theater.   Most recently, JLynn performed as Concertmaster and also contracted the 25-piece Symphony Orchestra for the legendary band Journey at The Colosseum at Caesar's Palace, Las Vegas for a special one-time show that was filmed and recorded live and is planned to be released mid-2022 as a Live DVD.

On social media, JLynn was one of the first to go "viral" on YouTube as part of a trio of women performing and head banging to "Toxicity" by System of a Down on electric violins and drums (https://youtu.be/WMKmQmkJ9gg). She took note of the video's popularity and developed the concept into a passion project called **The Violution** (which down the line spawned the creation of a female-based music production company, Join The Violution). The band features an all-female lineup of electric violinists utilizing pedal effects, blatantly defying the traditional role of the classical violinist, with JLynn front and center wielding her electric "VTAR", as she so fondly likes to call it. The slogan "It's not a guitar" refers to the role that the violin takes in our unique setting, which replaces all lead and rhythm guitar parts, creating a familiar yet "new" signature sound.

JLynn & The Violution recently completed their first full-length album, and are eagerly waiting to release their new music in anticipation of performing the songs live to a global audience.

About Producer **Patrick Caccia**:

When asked by colleagues and clients to describe Patrick Caccia, "passionate" and "professional" are the words frequently used. A highly respected creative and innovative music professional, he has an intrinsic desire to create, produce and build influence in the world of music, whether performing on stage or in-studio, or working as part of a studio or live production team.

Combining this innate passion, hard work and never-ending determination, Patrick started his music career as a touring professional drummer, with up to 285 live performances per calendar year, sharing the stage with recording and touring legends such as Grammy award-winning artist Steve Vai, blues rock guitarist Eric Sardinas, and Carlos Santana's lead singer Andy Vargas.

After firmly establishing himself as a go-to behind the touring drum kit, Patrick then branched out into the world of music production as a session drummer and, eventually, vocalist, percussionist, and keyboardist. Establishing his very own "Cave Studios" in Los Angeles, Patrick's reputation as a studio owner quickly led to working with an impressive resume of artists including Steve Lukather (Toto), Billy Sheehan (Mr. Big; David Lee Roth), Joey Heredia (Tower of Power), Tony MacAlpine (Planet X), Nuno Bettencourt (Extreme), Marco Mendoza (Whitesnake) and Kiko Loureiro (Megadeth), to name a few.

Caccia went on to co-found Atomix Entertainment, a music production company that specialized in TV Commercials and independent film scores, working with companies dominating the Asian TV commercial market, including corporate giants such as Honda, Suzuki, Samsung, Panasonic, Tokyo Disney, Kirin, and KFC Japan amongst others.

Whilst at Atomix, he also tracked and recorded critically acclaimed full-length records at legendary Capitol Studios, and Steve Vai's world-renowned Mothership Studios in the Hollywood Hills. These recordings personified his ability to create world-class commercial music and solidified his status as an elite Producer, Engineer, Drummer and Musical Director in the highly competitive business of records, film and television.

Not to be complacent, Patrick set off to achieve a new milestone by merging his live touring experience with his seasoned production skills. Joining forces with JLynn of The Violution, the two worked relentlessly to complete an EP in anticipation of a full-length record release revealing the unprecedented concept of a rock band with no guitars. The EP signified a breakthrough for the world's first live act of its kind. The business partnership between Patrick and JLynn flourished and culminated in the creation of a new production company "Join The Violution" specializing in acoustic and electric string productions including arranging, composing, scoring and recording for live performances and studio sessions.

8. BUSINESS AND ANTICIPATED BUSINESS PLAN

Join The Violution intends to use the proceeds from the Offering to create a Las Vegas Show / Residency as well as initiate studio production for a Violution franchise nationwide.

****

THE VIOLUTION is the world's first female VTAR rock band.

Featuring lead VTAR STAR JLynn and an all-female electric VTAR line-up with live drums and bass backed by an acoustic string section, JLynn and The Violution bring you 1hr and 20min of Rock/Metal experience never before heard or seen. Guitars are replaced by Vtars and the power string trio takes you on a journey, performing head-banging radio hits from the 70s into the twenty-first century, delivering a high-energy show from beginning to end.

From Deep Purple, Led Zeppelin and early Jeff Beck to System of A Down, Foo Fighters and Evanescence mixed in with fist-pumping originals, The Violution is a trend among all ages and genders.

Depending on the funding amount from the Offering investment, the band is available in the following configurations:

- 5-piece band (drums, bass, 3 electric violins)
- 9-piece band (drums, bass, 3 electric violins and SYMPHOLYNN acoustic quartet)
- 11-piece band (drums, bass, 5 electric violins and SYMPHOLYNN acoustic quartet)
- 13-piece band (drums, bass, 3 electric violins and SYMPHOLYNN acoustic octet)
- 15-piece band (drums, bass, 5 electric violins and SYMPHOLYNN acoustic octet)

The Violution 2min live promo
https://youtu.be/z4u_iPa2Y7w

LAS VEGAS SHOW:

Initially The VIOLUTION shall be securing a full-time room in Las Vegas, Nevada, USA for a residency. Las Vegas has not seen anything like this before.

The target audience is multi-cultural and split equally across all genders and age groups. The appeal is truly international because the lead "vocalist" is an electric violin – meaning that the show breaks through any language barriers.

INTERNATIONAL FRANCHISE:

Because of this multicultural and international appeal, the intention is to create "franchise" replicas of The Violution worldwide, in the same way that Circus du Soleil and The Trans-Siberian Orchestra have done. To achieve this, the Company intends to leverage its good standing and relationships with Las Vegas hotel groups that also operate globally.

9. USE OF PROCEEDS

Please explain how you intend to use the proceeds from the Offering. If you are able to list approximate amounts as shown below, that would be ideal. The numbers can be rounded up, but be as accurate and factual as you can. NOTE: the TOTAL of all the below added up should equal the Total Offering Amount

Use of Proceeds: $100,000

Recording costs:	$ 0
Video Production:	$ 10,000
Promotions and Marketing:	$ 20,000
Live Production:	$ 20,000
Manufacturing:	$ 5,000
Professional Fees (legal/accounting etc.):	$ 2,000
Payroll:	$ 16,000
General Operating costs:	$ 12,000
Other Expenses:	$ 15,000
TOTAL USE OF PROCEEDS:	$ 100,000

Use of Proceeds: $500,000

Recording costs:	$ 10,000
Video Production:	$ 85,000
Promotions and Marketing:	$ 100,000
Live Production:	$ 100,000
Manufacturing:	$ 50,000
Professional Fees (legal/accounting etc.):	$ 17,000
Payroll:	$ 50,000
General Operating costs:	$ 33,000
Other Expenses:	$ 55,000
TOTAL USE OF PROCEEDS:	$ 500,000

Use of Proceeds: $1,000,000

Recording costs:	$ 20,000
Video Production:	$ 175,000
Promotions and Marketing:	$ 260,000
Live Production:	$ 260,000
Manufacturing:	$ 50,000
Professional Fees (legal/accounting etc.):	$ 25,000
Payroll:	$ 70,000
General Operating costs:	$ 35,000
Other Expenses:	$ 105,000
TOTAL USE OF PROCEEDS:	$ 1,000,000

RISK
FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company with Limited Operating History: The Issuer has a limited operating history and has not generated significant revenues from its past activities.

Competition: The Company faces competition from other companies/ individuals with better funding or more experience in the industry. These competitors include other music artists and companies worldwide. Many of these artists may have access to other financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on Key Personnel: The Company's future success depends, in a significant part upon the continued service of certain performers, and professionals that assist the Company in its day-to-day operations. The Company's success is dependent on the ability of the Company to retain or be able to replace such persons. The loss of such persons could have a material adverse effect on the Company .

Piracy: The proliferation of unauthorized copies and piracy of the Company's products could result in a reduction in revenues the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming Royalties' Variances: The Album may be streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Since streaming royalties form a significant part of revenues for the Company, such variations in payouts may impact returns for investors.

Audience Appeal: Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited Rights for Investors: The holder of the Units issued under this Offering will not have any voting rights in the Company. All business and creative decisions shall be made solely by the Company.

Indemnification: Under certain circumstances set forth in the Company's operating agreement, certain persons may be indemnified for any liabilities or losses against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated. Indemnification under such provision could reduce or deplete assets of the Company.

Recording and production: There are substantial risks associated with recording and producing music, including death or disability of key personnel, inability to stick to budget or recording timelines, and other factors causing delays. These potential problems may increase cost of recording or producing or may cause the entire project to be abandoned.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company projects. Entities with limited operating histories, such as the Company, do not always use capital in the most efficient manner. Thus, the Company may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised may result in dilution of each investment. The Company does not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed, and the Company reserves the right to carry out such additional financing in its sole discretion.

Illiquidity of investment: There is no public market for the Securities being sold in this Offering. In addition, no sale, transfer, or assignment of Securities will be permitted unless authorized by the Company. As a result of these restrictions, investors may not be able to liquidate their investment in the event of an emergency.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the Company including past performance on previous projects of the Company or its key personnel. These assumptions and future events are inherently uncertain and unpredictable. Each investor should be aware that the Company does not guarantee or warrant any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

ISSUANCE OF SECURITIES AND RIGHT TO TERMINATE:

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on the Intermediary's online secure portal (the "Portal").

> **1. Select investment amount and agree to the terms and acknowledge the disclosures.**
> **2. Investor will sign Investor Agreement via an e-signature.**
> **3. Investor will input payment information that will be used to complete the transaction. 4. Investor will complete the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).**

Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the Portal that the transaction was unsuccessful, and

no transaction amount would be processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

Original Deadline Closing: If the Minimum Threshold Offering amount is met by the Offering Deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the Minimum Threshold Offering amount is not met by the Offering Deadline date, the Investor funds will be returned to Investor's account.

Early Closing: If the Minimum Threshold Offering amount is met prior to the Offering Deadline date, the Company may choose to close the Offering earlier, but no earlier than 21 days after the date on which the Offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the Offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the Offering still meets the Minimum Threshold Offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

Investor Agreement: If the Offering successfully closes, each investment will be recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering materials.

The Intermediary will notify Investors when the Minimum Threshold Offering amount has been met. If the Issuer reaches the Minimum Threshold Offering amount prior to the Offering Deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to the expiration of the then current Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the Offering Deadline.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the Offering does not meet Minimum Threshold Offering amount, all the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the Offering Deadline.

If the sum of the investment commitments from all Investors does not equal or exceed the Minimum Threshold Offering amount at the time of the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Security Type: Equity

Type of Security: Class B Units

Distributions shall be made in accordance with the following priorities:

Class B unit holders will receive a pro-rata share of the net income generated by Join The Violution LLC. An oversubscription of $1 million will represent 25% of the equity in the company.

14. Do the securities offered have voting rights: **No**

15. Are there any limitations on any voting or other rights identified above: **Yes: No voting rights**

16. How may the terms of the securities being offered be modified:
The terms of the securities may not be modified

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.: **N/A**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above:

Investors in Class B Units do not have any voting rights in the Company. As a result, majority voting shares holders, specifically Class A Unit holders could limit Investor rights in a material way. For example, those voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer:

Class B Unit holders have no voting rights.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Manager pursuant of article 4 is vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the Manager may make

decisions that the Investors disagrees with or that negatively affects the value of the Investor's securities in the Company and the Investors will have no recourse to change these decisions. The Manager will try to make decisions that are in the Company's best interest.

For example, voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the Tour. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C.

In the future, these securities will be valued taking into account factors that are industry standard:

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Manager will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Tour's ability to generate revenue. There are many factors that will determine the tour's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including: •

additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

Additional Issuances of Securities:

The Issuer may decide to issue additional issuances of securities to entice strategic partners or seek more funding. These new securities may dilute the Investor's interest.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Manager may decide to sell part of, or all of the Company as written in the operating agreement. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager of the Company will be guided by his/her good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its LLC Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years?
None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer;

> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **No**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation:
Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Milestones:
Join The Violution LLC was incorporated in the state of Nevada in 2022

Historical Results of Operations:

The company was formed in 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.
-Revenue and Gross Margin: For period ending December, 2021, the Company has revenues of $0
-Assets: As of December 31, 2021, the Company has total assets of $0 including $0 in cash.
-Liabilities: The Company has liabilities of $0 for 2021

Liquidity and Capital Resources:

After this offering closes, if we hit our minimum funding target, our project should have enough funds to produce and promote the tour. We will likely not require additional financing in addition to the proceeds from the Offering to fund and promote the tour. However, given the uncertainty of unforeseeable events, the Manager may choose to raise more funds. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investment from investors.

Runway and Short/ Mid Term Expenses:

Join The Violution LLC as of February 2022, has $0 cash in hand, averaged $0/ month revenue, averaged $0/ month in cost of goods sold, and averaged $18,030/ month in operational expenses.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix, B, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:
  (i) in connection with the purchase or sale of any security: **No**
  (ii) involving the making of any false filing with the Commission: **No**
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

  (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security: **No**
  (ii) involving the making of any false filing with the Commission: **No**
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer: **No**
    (B) engaging in the business of securities, insurance or banking: **No**

(C) engaging in saving s association or credit union activities: **No**

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**

(ii) places limitations on the activities, functions or operations of such person: **No** (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**

(ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required

statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on is available in
https://musicbenefactors.com
the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:

https://www.theviolution.com/media

The issuer must continue to comply with the ongoing reporting requirements until: (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Document A: Financial Statements

Document B: Financial Statement Certification

Document C: Subscription Agreement

Balance Sheet as
Of December 31,
2021

Prepared By: Join the Violution, LLC

For:

ASSETS

Current Assets

Cash: $0

Accounts Receivable $0

Total Current Assets $0.00

Fixed Assets
                                                        -
Equipment $0

Other
Less Accumulated Depreciation
     $0.00

Total Fixed Assets $0.00

LIABILITIES & EQUITY

Liabilities	$0
Current Liabilities	$0
Accounts Payable	$0
Other Current Liabilities	$0

Long-term Liabilities

Notes Payable Interest Payable $0

Total Liabilities $0

Equity
Stockholders Equity	$0
Net Income	$0

Total Equity
Total Liabilities and Equity $0

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
Join the Violution, LLC intends to fund operations and growth through amounts raised under an equity offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, Join The Violution, LLC will distribute most of the annual profits, if any, it receives at the end of each year to the Join the Violution, LLC equity holders according to percent ownership.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Document B

Financial Statement Certification by LLC Principal

February 1, 2022

Financial Certification

I, ~~Jennifer Lynn Heilig~~, Managing Member of Join The Violution, a Nevada Limited Liability Company established in January, 2022, certify that the information presented in the SEC form C and Offering Statement required for a Regulation CF Offering including all financial data is correct.

Join The Violution LLC is a newly created company with no previous operating history and therefore has no previous financial statements to certify.

Signature

February 1, 2022
Date

Document C

Subscription Agreement:


Join The Violution LLC

<u>Subscription Agreement</u>


THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into by and between `Join The Violution, LLC`, a `Nevada Limited` Liability Company (the "**Company**"), and the undersigned Subscriber in the Company ("**Subscriber**") as of `[DATE]`. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to in the Operating Agreement provided herewith by and among the Managers and the Members identified therein (the "**Operating Agreement**").

WHEREAS, the Company has been formed as a limited liability company under the laws of the State of `Nevada` by the filing of its `Join The Violution LLC` Certificate in the office of the Secretary of State of the State of `Nevada`;

WHEREAS, the existing Members and the Managers have set out fully in the Operating Agreement their respective rights, obligations and duties with respect to the Company and its assets; and

WHEREAS, Subscriber wishes to purchase from the Company, and the Company wishes to issue to Subscriber, a membership interest in the Company in the form of a number of units, each represented by a capital commitment in the aggregate amount of $1.00(a "**Unit**");

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. Subscription for Units.

1.1 <u>Agreement to Sell and Purchase.</u> Subscriber hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, subject to Section 2.2 (Rejection of Subscription) of this Agreement, the number of Units set forth below Subscriber's signature on the signature page hereto (the "**Purchased Units**"), all subject to the terms and conditions set forth in this Agreement.

1.2 <u>Consideration.</u> In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to make (a) an Initial Capital Contribution to the Company in the manner set forth in the Offering Document (the terms of which provision are incorporated herein by reference) and (b) a commitment to make additional capital contributions to the Company as described in the Operating Agreement.

2. Closing.

2.1 <u>Closing Date.</u> The Closing of the purchase and sale of the Units shall occur at a time, date, and place designated by the Company; <u>provided</u>, <u>however</u>, that in no event shall the Closing occur more than 30 days after the execution of this Agreement.

2.2 <u>Rejection of Subscription.</u> At or before the Closing, the Company may, in its sole discretion and for any reason, elect not to accept the subscription of Subscriber, in whole or in part. If the Company rejects such subscription, the Company shall refund to Subscriber all funds submitted by Subscriber to the Company in connection with such rejected subscription.

2.3 <u>Default.</u> If Subscriber fails to perform his obligations hereunder within five days after receipt of notice by the Company to Subscriber of such failure, the Company may, at its sole option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Units to Subscriber; or (b) if such failure occurs after the Closing, result in the reversion of all rights, title and interest in the Units to the Company and a rescission of the transactions contemplated hereby.

2.4 <u>Failure of Closing to Occur.</u> The Company shall have no liability to Subscriber for (a) the failure of the Closing to occur or (b) its failure to issue the Purchased Units to Subscriber.

2.5 <u>Obligations of Subscriber.</u> At the Closing, Subscriber shall execute the Operating Agreement and such other documents as are deemed by the Company to be appropriate, advisable or necessary to consummate the transactions contemplated hereby and thereby.

2.6 <u>Subscription Irrevocable.</u> Except as provided under applicable state securities laws, this subscription is and shall be irrevocable on the part of Subscriber.

3. Representation and Warranties of Subscriber.

Subscriber hereby represents and warrants to the Company as follows:

3.1 <u>No Conflicts.</u> The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any terms of any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

3.2 <u>Risk of Loss.</u> Subscriber is able to bear the substantial economic risks of an investment in the Company and to sustain a complete loss of such investment. Subscriber recognizes that the acquisition of the Purchased Units involves a high degree of risk. Subscriber is cognizant of and understands all of the risks related to the purchase of the Units, including those set forth inSection 3.7 (Restrictions on Transfer) of this Agreement pertaining to transferability. Subscriber has adequate net worth and means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment. Subscriber's commitment to investments which are not readily marketable is not disproportionate to his net worth and his acquisition of the Purchased Units will not cause his overall commitment to such investments to become excessive.

3.3 <u>Access.</u> Subscriber acknowledges that all documents, records and books pertaining to this investment have been made available for inspection by him, his counsel, and his accountants. Counsel and accountants for Subscriber, and Subscriber himself, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Subscriber or his representatives. In evaluating the suitability of this investment in the Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Subscriber is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

3.4 <u>Investment Intent.</u> The Purchased Units are being acquired by Subscriber for the account of Subscriber, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Subscriber has no contract, undertaking, understanding, agreement or arrangement, formal or informal with any person or entity to sell, transfer or pledge to any person or entity all or any part of the Purchased Units, any interest therein or any rights thereto, and Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement.

3.5 <u>Reliance on Representations.</u> Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Units. Subscriber further understands that the Company, in offering the Purchased Units for sale to Subscriber, is relying on the truth and accuracy of the representations, declarations, and warranties made by Subscriber herein and in the investor suitability questionnaire completed, executed and delivered by Subscriber to the Company contemporaneously herewith.

3.6 <u>No Registration.</u> Subscriber acknowledges that, because the Units have not been registered under the Securities Act of 1933 (the "**Securities Act**"), and because the Company has no obligation to effect such registration, Subscriber shall continue to bear the economic risk of his investment in the Purchased Units for an indefinite period.

3.7 <u>Restrictions on Transfer.</u> Subscriber agrees that he will not sell or otherwise transfer the Purchased Units other than in accordance with the terms and conditions of the Operating Agreement. It is understood that the Units cannot be liquidated easily, that no public or other market exists for the Units, and that no such market is expected to develop. Subscriber is aware that, because the Purchased Units have not been registered under the Securities Act or applicable state securities laws, any resale inconsistent with the Securities Act or applicable state securities laws may create liability on Subscriber's part or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of the Units unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Subscriber is aware that the Company will impress on the back of any certificate representing Units a legend substantially as follows:

- *These Units have not been registered under the Securities Act of 1933 or applicable state securities laws. They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the Units under the Securities Act and applicable state securities laws is in effect or (ii) the Company has received an opinion of counsel satisfactory to the Company to the effect that such registration is not required.*

3.8 <u>Sophistication.</u> Subscriber possesses a sufficient degree of sophistication, knowledge, and experience in financial and business matters such that he is capable of evaluating the merits and risks of acquiring the Purchased Units.

3.9 <u>No Oral Representations.</u> No person representing the Company or purporting to do so has made any oral representation or warranty to Subscriber which is inconsistent with the information provided in writing to him. Subscriber agrees that he has not relied and shall not rely on any such representation or warranty in connection with any decision to acquire the Purchased Units.

3.10 <u>Execution on Behalf of Certain Entities.</u> If this Agreement is executed on behalf of a partnership, trust, corporation or other entity, the undersigned has been duly authorized to execute and deliver this Agreement and all other documents and instruments (if any) executed and delivered on behalf of such entity in connection with this subscription for the Purchased Units.

3.11 <u>Brokers.</u> No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Subscriber in connection with the purchase of the Purchased Units nor is Subscriber entitled to or will accept any such fee or commission.

3.12 <u>Indemnification.</u> Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements or agreements made herein by Subscriber, Subscriber does not hereby or in any other manner waive any rights granted to him under federal or state securities laws.

3.13 <u>Subject to Operating Agreement.</u> The Units subscribed for herein shall at all times be subject to the terms of the Operating Agreement.

3.14 <u>Confidentiality.</u> Subscriberhereby agrees, on behalf of himself and his designated representative, if any, to keep confidential at all times any nonpublic information which such persons may acquire concerning the

Company pursuant to this Agreement or otherwise. Nothing in this Section 3.14 (Confidentiality) shall be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Subscriber.

3.15 <u>Survival.</u>The foregoing representations and warranties of Subscriber shall survive the Closing. Subscriber represents and warrants that the representations, warranties and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties shall not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

4. General.

4.1 <u>Governing Law.</u>This Agreement will be construed in accordance with and governed by the laws of the State of `Nevada`, without giving effect to conflict of law principles.

4.2 <u>Successors and Assigns.</u> Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 <u>Notices.</u> All notices and other communications required or permitted hereunder will be in writing and will be delivered by hand or sent by overnight courier, fax or e-mail to:

<u>If to the Company</u>:

This section should be filled out with the Company's address and contact information.

Join The Violution LLC

Address:

E-mail:

Attention: with a copy to:

<u>If to the Subscriber</u>:

This section should be filled out with Subscriber's address and contact information.

Name:

Address:

E-mail:

Attention:

Each party may furnish an address substituting for the address given above by giving notice to the other parties in the manner prescribed by this Section 4.3. All notices and other communications will be deemed to have been given upon actual receipt by (or tender to and rejection by) the intended recipient or any other person at the specified address of the intended recipient.

       4.4 <u>Severability.</u> In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

       4.5 <u>Construction.</u> The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time.

       4.6 <u>Entire Agreement.</u> This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

       4.7 <u>Amendment and Waiver.</u> This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

       4.8 <u>Counterparts.</u> This Agreement may be in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date first written above.

MUSIC BENEFACTORS SECURITIES OFFERING FORM C

COMPANY:

Signature: _____

Name: _____

Title: _____

Dated: _____

SUBSCRIBER:

Signature: _____

Name: _____

Title: _____

Dated: _____

Number of Units: _____

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

: